UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other events: Change in Non-Executive Independent Director

On October 12, 2022, the Board of Directors of ReNew Energy Global Plc, pursuant to the request received from MKC Investments LLC, (“MKC”, RMG Investment entity), approved the change in representation of its Investor Nominee Director by appointment of Mr. Philip Kassin as MKC Nominee and Non- Executive Independent Director with effect from October 04, 2022 through August 23, 2023, in place of Mr. Robert S. Mancini, who notified the Company of his decision to step down from the Board with effect from October 04, 2022. His decision to resign was not the result of any disagreement with the company on any matter relating to the Company’s operations, policies or practices.

Brief Profile of Philip Kassin

Philip Kassin has been President and Chief Operating Officer of RMG Capital and its various SPAC vehicles since its inception in late 2018. He currently serves as President, Chief Operating Officer and Director for RMG III, a $483 million SPAC vehicle. He served as the President, Chief Operating Officer and a Director of RMG I from October 2018 through its business combination with Romeo Power in December 2020. He has also served as the President, Chief Operating Officer and a Director of RMG II from its inception in July 2020 to its business combination with ReNew Power (NASDAQ: RNW) in August 2021. From August 2016 to October 2018, Mr. Kassin was a Managing Director and Head of M&A and Financing at M‑III Partners and has over 40 years of experience as both an advisor and investor in public and private equity. At M‑III Partners, he completed a $345 million SPAC transaction for M‑III Acquisition Corp., successfully acquiring Infrastructure and Energy Alternatives (NASDAQ: IEA) a leading wind and solar EPC from Oaktree Capital Management, serving on its Board from March 2018 to September 2018. Prior to joining M‑III Partners, Mr. Kassin was a Senior Managing Director at Evercore from July 2010 to April 2016, specializing in chemicals and energy. Prior to Evercore, from September 2005 to July 2010, Mr. Kassin was the Head of M&A and Financing for Access Industries, a privately held industrial group which focused on natural resources and chemicals, media and telecommunications, technology and e‑commerce and real estate. Mr. Kassin also served as a Supervisory Board Member of Basell Polyolefins from 2005 to 2007 and as a Supervisory Board Member of LyondellBasell Industries from 2007 to 2010, where he also served as Chairman of the Finance and Investment Committee and Chairman of the Audit Committee. Earlier in his career, Mr. Kassin held senior investment banking roles at Morgan Stanley, Goldman Sachs, Merrill Lynch and AIG. He was also a Partner at PwC where he was responsible for its energy M&A consulting practice. Mr. Kassin started his career as a utilities analyst at Standard & Poor’s. Mr. Kassin earned an M.P.A. from the Maxwell School at Syracuse University and a B.A, in Policy Studies from Syracuse University. He also has FINRA Series 24, 63 and 79 Qualifications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 13, 2022	RENEW ENERGY GLOBAL PLC

	By:	/s/ Samir Rai
	Name:	Samir Rai
	Title:	Company Secretary